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10027488

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65282

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwest Investment Advisors, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 South Washington, Suite 210
(No. and Street)

Spokane (City) WA (State) 99201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schoedel & Schoedel CPAs PLLC
(Name – *if individual, state last, first, middle name*)

422 Riverside, Suite 1420 (Address) Spokane (City) WA (State) 99201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Kevin King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwest Investment Advisors, Inc, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF WASHINGTON
NOTARY PUBLIC
HALEY J HAAS
COMMISSION EXPIRES
MAY 28, 2010

Kevin P King
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHWEST INVESTMENT ADVISORS, INC.

(A Washington Corporation)
Spokane, Washington

FINANCIAL STATEMENTS WITH AUDITOR'S REPORT

December 31, 2009 and 2008

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158 FAX 509 • 458•2723
www.schoedel.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Northwest Investment Advisors, Inc.
9 South Washington, Suite 210
Spokane, Washington 99201

We have audited the accompanying balance sheets of Northwest Investment Advisors, Inc. (NWIA), a Washington Corporation, as of December 31, 2009 and 2008 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant of Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the NWIA's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwest Investment Advisors, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Schoedel & Schoedel CPAs PLLC

February 16, 2010

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

BALANCE SHEETS
As of December 31, 2009 and 2008

ASSETS

	2009	2008
CURRENT ASSETS:		
Cash	$ 4,055	$ -
Central registration depository account	5	5
Commissions receivable	12,587	15,703
Deposit with clearing agent	24,612	39,125
Total current assets	41,259	54,833
PROPERTY AND EQUIPMENT, net	2,368	3,702
OTHER ASSETS:		
Deposit with former clearing agent	-	19,328
	$ 43,627	$ 77,863

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
CURRENT LIABILITIES:		
Bank drafts in excess of deposits	$ -	$ 36
Accounts payable and accrued expenses	11,696	34,691
Total current liabilities	11,696	34,727
STOCKHOLDERS' EQUITY:		
Common stock, no par value	44,000	44,000
Additional paid in capital	7,000	7,000
Retained deficit	(19,069)	(7,864)
Total stockholders' equity	31,931	43,136
	$ 43,627	$ 77,863

The accompanying notes are an integral part of these financial statements.

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

STATEMENTS OF INCOME
For the years ended December 31, 2009 and 2008

	2009	2008
REVENUES:		
Commissions	$ 317,891	$ 213,475
Insurance agency revenue	21,659	61,359
Advisory fees	10,937	33,206
Interest earned	85	537
Money market rebate	529	393
Miscellaneous	283	677
Total revenues	351,384	309,647
EXPENSES:		
Advertising	16,883	15,137
Clearing charges	15,141	10,291
Commissions	62,893	28,773
Continuing education	87	545
Depreciation	1,334	1,896
Insurance	564	564
Interest	1,721	2,039
Consulting, accounting and legal fees	16,169	13,050
Licenses, fees, dues and subscriptions	5,073	8,318
Loss on deposit with former clearing agent	15,274	-
Office and administration	22,177	13,388
Rent and parking, net	14,988	15,668
Repairs and maintenance	1,200	696
Salaries and wages	165,117	150,054
Taxes	13,558	19,939
Telecommunications	8,313	12,157
Travel	122	924
Utilities	1,975	3,963
Total expenses	362,589	297,402
NET INCOME (LOSS)	$ (11,205)	$ 12,245

The accompanying notes are an integral part of these financial statements.

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2009 and 2008

	Common Stock		Additional Paid in Capital	Retained Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance as of December 31, 2007	100,000	$ 44,000	$ 7,000	$ (20,109)	$ 30,891
Net income	-	-	-	12,245	12,245
Balance as of December 31, 2008	100,000	44,000	7,000	(7,864)	43,136
Cancellation of stock certificates	(33,333)	-	-	-	-
Net loss	-	-	-	(11,205)	(11,205)
Balance as of December 31, 2009	66,667	$ 44,000	$ 7,000	$ (19,069)	$ 31,931

The accompanying notes are an integral part of these financial statements.

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

STATEMENT OF CASH FLOWS
For the years ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS PROVIDED (USED) BY OPERATIONS:		
Net income	$ (11,205)	$ 12,245
Adjustments needed to reconcile net income to net cash flows used by operating activities:		
Loss on deposit with former clearing agent	15,274	
Depreciation	1,334	1,896
Decrease in central registration depository account	-	300
Decrease (Increase) in commissions receivable	3,116	(11,848)
Decrease (Increase) in deposit with clearing agents	18,567	(43,435)
Increase (Decrease) in bank drafts in excess of deposits	(36)	36
Increase (Decrease) in accounts payables and accrued expenses	(22,995)	6,710
Net cash flows provided (used) by operating activities	4,055	(34,096)
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES	-	-
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	-	-
NET INCREASE (DECREASE) IN CASH	4,055	(34,096)
CASH BALANCE - Beginning of year	-	34,096
CASH BALANCE - Ending of year	$ 4,055	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$ 1,721	$ 2,039

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS:

Northwest Investment Advisors, Inc. (NWIA) was incorporated February 25, 2000, in Spokane, Washington. NWIA is an Introducing Broker in securities, which is a non-clearing, securities broker/dealer (fully disclosed). NWIA accepts customer orders, but elects to clear the orders through another broker. NWIA is registered with the Securities and Exchange Commission (SEC), and licensed by the Financial Industry Regulatory Authority (FINRA). FINRA was created in July 2007 through the consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of NWIA is presented to assist in understanding its financial statements. The financial statements and notes are representations of NWIA's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of Presentation - The financial statements of NWIA are prepared using the accrual basis of accounting with a fiscal year-end of December 31.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the management of NWIA to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash Equivalents - For purposes of the statement of cash flows, NWIA considers investments which are not subject to withdrawal restrictions and can be converted to cash on short notice and are used in the operating activities of the company, specifically cash in demand accounts at financial institutions, to be cash equivalents.

Commissions Receivable - Commissions receivable are recorded when purchase and sale orders are issued and are presented in the balance sheet net of an allowance for doubtful collection. In the opinion of management, substantially all receivables are collectible in full. As such, no provision for an allowance for doubtful collection has been recorded in these financial statements.

Property and Equipment - Property and equipment is stated at cost, and is depreciated by straight-line and accelerated methods over the estimated useful lives of the various assets.

Management estimates the useful lives of the following assets to be:

Office equipment and furnishings	5 - 7 years
Software	3 - 5 years

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Advertising - Advertising costs are expensed as incurred.

Compensated Absences - Employees of NWIA are entitled to paid vacation and paid sick days, based on various factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. NWIA's policy is to recognize the costs of compensated absences when actually paid.

Federal Income Taxes - NWIA, with the consent of its shareholders, elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, NWIA does not pay federal corporate income taxes on its taxable income. Instead, corporate taxable income is taxed directly to its shareholder. As such, no provisions for income taxes have been recorded in these financial statements.

NOTE 3 – CENTRAL REGISTRATION DEPOSITORY ACCOUNT:

NWIA maintains a central registration depository (CRD) account which is used to settle fees charged to NWIA by FINRA. NWIA is required to maintain a positive balance in this account.

NOTE 4 – DEPOSIT WITH CLEARING AGENT:

NWIA maintains a deposit account with Sterne Agee Leach, Inc. The account is used to guarantee funds available for trading activity.

NOTE 5 – DEPOSIT WITH FORMER CLEARING AGENT:

The Securities Investor Protection Corporation petitioned the United States District Court for the Middle District of Florida to appoint a Trustee to oversee the liquidation of North American Clearing, Inc. (a former clearing agent for Northwest Investment Advisors, Inc.). On July 28, 2008 a Trustee was appointed to oversee the liquidation of North American Clearing, Inc. in accordance with the Securities Investor Protection Act of 1970, as amended. During the year ended December 31, 2009, NWIA received a partial refund of their deposit totaling $4,054. As of December 31, 2009, management feels a refund of the remaining deposit ($15,274) unlikely, and the deposit has been written down to zero.

NOTE 6 – PROPERTY AND EQUIPMENT:

As of December 31, 2009 and 2008, property and equipment is summarized as follows:

	2009	2008
Office equipment and furniture	$ 23,378	$ 23,378
Software	8,302	8,302
	31,680	31,680
Less: Accumulated depreciation	(29,312)	(27,978)
	$ 2,368	$ 3,702

NOTE 7 – COMMON STOCK:

On August 24, 2009, the corporation entered into a stock redemption agreement with Craig Landron (Mr. Landron). NWIA exchanged various intangible assets with no identifiable financial value for all common stock owned by Mr. Landron (33,333 shares).

As of December 31, 2009, there were 100,000 shares authorized and 66,667 issued and/or outstanding. As December 31, 2008, there were 100,000 shares authorized and 100,000 issued and/or outstanding.

NOTE 8 – LEASES:

NWIA leases office space through November 30, 2012 under a non-cancelable lease agreement. The terms of the lease are personally guaranteed by one of the stockholders. The monthly rental rate is adjusted annually based on the Consumer Price Index. For the years ended December 31, 2009 and 2008, rental payments totaled $21,748 and $21,492 respectively.

Minimum future minimum rental payments under the lease agreement for the years ended December 31, 2010 through 2012 are as follows:

2010	$ 21,492
2011	$ 21,492
2012	$ 19,701

In February 2008, NWIA entered into a sublease agreement of office space on a month-to-month basis. The sublease agreement is accounted for as a reduction of rental expense. For the years ended December 31, 2009 and 2008, sublease proceeds totaled $7,600 and $6,600 respectively.

NWIA leases a copier under a lease agreement expiring on September 30, 2013. Under the terms of the lease agreement, NWIA is required to make payments of $145 plus sales tax. For the years ended December 31, 2009 and 2008, rental charges totaled $1,851 and $1,831 respectively.

NOTE 8 – LEASES (Continued):

Future minimum rental payments under the lease agreement for the years ended December 31, 2010 through 2013 are as follows:

2010	$ 1,851
2011	$ 1,851
2012	$ 1,851
2013	$ 1,515

NOTE 9 – NET CAPITAL REQUIREMENTS:

NWIA is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the company must maintain a minimum net capital, as defined by statute, of $5,000 and cannot have a percentage of aggregate indebtedness to net capital, as defined by statute, in excess of 1500 % (15 to 1). The rule further provides that equity capital may not be withdrawn or cash dividends paid if the resulting percentage of aggregate indebtedness to net capital would exceed 1000% (10 to 1). As of December 31, 2009 and 2008, NWIA had net capital of $29,066 and $19,363 respectively and aggregate indebtedness of $11,697 and $34,691, respectively, resulting in a percentage of aggregate indebtedness to net capital of 40.25% as of December 31, 2009 and 179.16% as of December 31, 2008

NOTE 10 – SUBSEQUENT EVENTS:

There are no events between December 31, 2009 and February 16, 2010 (the date the financial statements were available to be issued) that if disclosed would influence the readers' opinion concerning these financial statements.

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158 FAX 509 • 458•2723
www.schoedel.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Northwest Investment Advisors, Inc.
Spokane, Washington

We have audited the accompanying financial statements of Northwest Investment Advisors, Inc. as of and for the year ended December 31, 2009 and have issued our report thereon dated February 16, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schoedel & Schoedel CPAs PLLC

February 16, 2010
Spokane, Washington

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2009

Net Capital		
Total stockholder's equity		$ 31,931
Deductions and/or charges:		
Non allowable assets:		
Money market at clearing account	$ 492	
CRD account	5	
Furniture, equipment, net	2,368	
Total assets		2,865
Net Capital		$ 29,066
Aggregate indebtedness		
Items included in balance sheet:		
Accounts payable and accrued expenses	11,696	
Total aggregate indebtedness		$ 11,696
Computation of basic net capital requirement		
Minimum net capital required		$ 780
Minimum net capital required to distribute equity		$ 1,170
Minimum dollar net capital required of reporting broker		$ 5,000
Net capital in excess of minimum dollar net capital required of reporting broker		$ 24,066
Net capital in excess of net capital required		$ 28,286
Net capital in excess of net capital required to distribute equity		$ 27,896
Percentage: Aggregate indebtedness to net capital		40.24%
Reconciliation with company's computation (included in Part II of Form X-17 A-5 as of December 31, 2009)		
Net capital, as reported in Part II (unaudited) Focus Report		$ 29,066
Subsequent Adjustments		-
Net capital per above		$ 29,066

NORTHWEST INVESTMENT ADVIORS, INC.
Spokane, Washington

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2009

Northwest Investment Advisors, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(B): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2009

Northwest Investment Advisors, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(B): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule IV

Schedule of Segregation Requirements and Funds In Segregation for Customers' Regulated Commodity Futures and Options Accounts As of December 31, 2009

Northwest Investment Advisors, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(B): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158 FAX 509 • 458•2723
www.schoedel.com

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

Board of Directors
Northwest Investment Advisors, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of Northwest Investment Advisors, Inc. (NWIA), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of NWIA's internal control. Accordingly, we do not express an opinion on the effectiveness of NWIA's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by NWIA, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3). Because NWIA does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by NWIA in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of NWIA is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which NWIA has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deviancies, in internal control, such that results there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that NWIA's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Schoedel & Schoedel CPAs PLLC

SCHOEDEL & SCHOEDEL
Certified Public Accountants, PLLC
February 16, 2010

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201
509 • 747•2158
FAX 509 • 458•2723